18 June 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier Group plc today announced that Mr Derk Haank is to resign from Reed Elsevier with immediate effect.  Mr Haank has been a director of Reed Elsevier and chief executive of the group’s science and medical division.

Mr Haank plans, in early 2004, to take up the post of chief executive of Springer, the science and business publishing business acquired (subject to regulatory approval) by Cinven and Candover, the European buyout specialists.

Mr Crispin Davis, Chief Executive Officer of Reed Elsevier, commented:  “We are of course sorry to see Derk Haank leave the company.  He has made a major contribution to the development of the science and medical business over the last five years, most recently in the successful integration of the Harcourt acquisition.”   He added: “The business is in very good shape, has a strong management team, and should see another year of significant outperformance of its markets.  We will be taking steps to appoint a new chief executive of the division.”